U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 12, 2009

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	WY Funds (the “Trust”)
File Nos.: 333-120624 and 811-21675
Core Fund - S000008815

Dear Ms. Stout:

The purpose of this letter is to respond to oral comments provided to the Trust on June 4, 2009 regarding the Staff’s recent review of the Trust’s Amended Form N-CSR filing containing the Annual Report dated December 31, 2008 for the Core Fund (the “Fund”), which was filed with the Securities and Exchange Commission (“SEC”) on April 28, 2009.

In addition, in connection with this response to the Staff’s comments, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s response.

1.	Staff Comment: Please confirm whether the “Renewal of Management Agreement” disclosure was reported in the Fund’s Semi-Annual Report as such language did not appear in the Fund’s Annual Report.

Response:  The Trust confirms that a renewal of the management agreement occurred at a Board Meeting held on February 22, 2008.  The “Renewal of Management Agreement” disclosure appears in the Fund’s Semi-Annual Report dated June 30, 2008, filed with the SEC on Form N-CSR on August 22, 2008, pursuant to Item 27(d)(6), which indicates that if the board of directors approved an investment advisory contract during the Fund’s most recent fiscal half-year, such disclosure should be included in the Fund’s shareholder report covering that period.

2.	Staff Comment: As an enhancement to disclosure, please include the 7-day yield for each money market fund listed on the Fund’s Schedule of Investments.

Response:  The Trust responds by noting that such disclosure does not appear to be required by either Form N-1A or Regulation S-X, and therefore the Trust respectfully declines to add such disclosure.

3.
Staff Comment: Please include a statement to footnote five on the Fund’s Schedule of Investments indicating that the Fund’s Board of Trustees has been made aware that the Fund holds more than 15% in illiquid securities.

Response:  The Trust supplementally confirms that the Board of Trustees has been made aware that the Fund holds more than 15% in illiquid securities.

4.
Staff Comment: As an enhancement to disclosure, please describe any Return of Capital Statement of Position (ROCSOP) tax adjustments made on equity securities and the reason for such adjustments in the Fund’s Notes to Financial Statements.

Response:  The Trust responds by agreeing to include the requested information on a going-forward basis.

5.	Staff Comment: Please add a statement to the Fund’s Annual Report indicating that additional information about Fund Trustees can be found in the Fund’s Statement of Additonal Information.

Response:  The Trust responds by agreeing to include the requested statement in the Fund’s Annual Report on a going-forward basis pursuant to Item 27(b)(6) of Form N-1A.
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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact M. Brent Wertz of Wertz York Capital Management Group, LLC at (813) 932-2750 or Jeanine M. Bajczyk of U.S. Bancorp Fund Services, LLC at (414) 765-6609.

Sincerely,

WY Funds

/s/M. Brent Wertz

Name: M. Brent Wertz
Title:  Treasurer and Secretary

cc:           M. Brent Wertz, Wertz York Capital Management Group, LLC
Jeanine M. Bajczyk, U.S. Bancorp Fund Services, LLC